UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of December, 2006

                            SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                           SPIRENT COMMUNICATIONS PLC

                    RESULT OF EXTRAORDINARY GENERAL MEETING

London, UK - 22 December 2006: Spirent Communications plc ("Spirent" or "the Company") (LSE: SPT; NYSE: SPM), a leading technology communications company, today held an Extraordinary General Meeting ("EGM") which had been requisitioned by a nominee on behalf of funds managed by New York based Sherborne Investors, Artemis Investment Management and Credit Suisse Asset Management. Each of the resolutions was duly passed by the required majority.

Consequently John Weston, Andrew Given and Fred D'Alessio are no long directors of the Company and Edward Bramson, Ian Brindle, Gerard L. Eastman Jr. and Alexander Walker have been appointed directors of the Company. In addition, at the conclusion of the EGM Marcus Beresford and Kurt Hellstrom resigned as Directors. A further announcement will be made in due course regarding the composition of the Board and the roles, functions and responsibilities of each Director.

The number of votes cast on each of the resolutions will be announced later today and will also be posted on the Company's website (www.spirent.com). The Company will submit to the UK Listing Authority a document containing the above resolutions passed at the EGM in compliance with the Listing Rules. The UK Listing Authority has informed the Company that this document will not be available for viewing at their Document Viewing Facility until Wednesday, 27 December at the following address:

UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: (0) 20 7066 1000

                                    - ends -

Enquiries

Reg Hoare          Smithfield             +44 (0)20 7360 4900


About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of cus tomers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: December 22, 2006                   By   ____/s/ Michael Anscombe____

                                                    (Signature)*